BD 3/5

[redacted]

08026706

UNITED STATES
URITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

NNUAL AUDITED REPORT
FORM X-17A-5
PART III

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	February 28, 2010
Estimated average burden hours per response......	12.00

SEC Mail Processing Section

FEB 27 2008

Washington, DC
110

SEC FILE NUMBER
8- 52452

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/07 (MM/DD/YY) AND ENDING 12/31/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Newport Capital Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

360 Thames St
(No. and Street)

Newport	RI	02840
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Thomas F Flynn — 732-842-9450
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

O'Connor Davies Munns & Dobbins LLP
(Name – *if individual, state last, first, middle name*)

60 East 42nd St.	New York	NY	10165
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 07 2008
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/6/08

OATH OR AFFIRMATION

I, Anthony Rust, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Newport Capital Inc., as of ~~December 31~~, 20 07, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

[signature]

~~Signature~~

President

Title

[signature]

Notary Public Rachel G Chudy

NOTARY PUBLIC
My Commission Expires 12-01-2009

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of ~~Changes in Financial Condition~~. Cash Flows
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Newport Capital, Inc.

Financial Statements

December 31, 2007

O'Connor Davies Munns & Dobbins, llp
ACCOUNTANTS AND CONSULTANTS

Independent Auditors' Report

The Board of Directors
Newport Capital, Inc.

We have audited the accompanying statement of financial condition of Newport Capital, Inc. as of December 31, 2007, and the related statements of operations, changes in stockholders' equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in al material respects, the financial position of Newport Capital, Inc. as of December 31, 2007, and the results of its operations, changes in stockholders' equity, and cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplementary schedules is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the examination of the basic financial statements and, in our opinion, is fairly stated in al material respects in relation to the basic financial statements taken as a whole, and in conformity with the rules of the Securities and Exchange Commission.

O'Connor Davies Munns & Dobbins, LLP

New York, New York
February 22, 2008

The Lincoln Building, 60 East 42nd Street, New York, New York 10165 212.286.2600 tel 212.286.4080 fax www.odmd.com

Newport Capital, Inc.

Statement of Financial Condition

December 31, 2007

ASSETS	
Cash	$ 24,771
LIABILITIES AND STOCKHOLDERS' EQUITY	
Liabilities	
Accounts payable	$ 13,000
Stockholders' Equity	
Common stock, no par, 100 shares authorized, 40 shares issued and outstanding	4,000
Additional paid-in capital	32,500
Accumulated deficit	(24,729)
Total Stockholders' Equity	11,771
	$ 24,771

See notes to financial statements

Newport Capital, Inc.

Statement of Operations

Year Ended December, 31, 2007

REVENUE	
Fees	$ 1,075,749
Other Income	35,000
Total Revenue	1,110,749
EXPENSES	
Salaries and other employee costs	45,966
Consulting	213,500
Occupancy	28,040
Regulatory fees and expenses	1,422
Other expenses	133,423
Total Expenses	422,351
Net Income	$ 688,398

See notes to financial statements

Newport Capital, Inc.

Statement of Changes in Stockholders' Equity

Year Ended December 31, 2007

	Common Stock	Additional Paid-in Capital	Accumulated Deficit	Total
Balance, beginning of year	$ 4,000	$ 32,500	$ (21,807)	$ 14,693
Net Income	-	-	688,398	688,398
Shareholder distributions	-	-	(691,320)	(691,320)
Balance, end of year	$ 4,000	$ 32,500	$ (24,729)	$ 11,771

See notes to financial statements

Newport Capital, Inc.

Statements of Cash Flows

Year Ended December 31, 2007

CASH FLOWS FROM OPERATING ACTIVITIES	
Net Income	$ 688,398
Adjustments to cash flows provided by operating actvities	-
Cash Flows Provided by Operating Activities	688,398
CASH FLOWS FROM FINANCING ACTIVITIES	
Shareholder distributions	(691,320)
Cash Flows (Used) in Financing Activities	(691,320)
Net (Decrease) in Cash and Cash Equivalents	(2,922)
CASH	
Beginning of year	27,693
End of year	$ 24,771

See notes to financial statements

Newport Capital, Inc.

Notes to Financial Statements

1. Organization

Newport Capital, Inc. (the "Company") is registered with the Securities and Exchange Commission (the "SEC") as a broker dealer in securities and is a member of the National Association of Securities Dealers, Inc. The Company acts as a broker in connection with introducing institutional and accredited investors to persons or entities seeking to raise capital from such prospective investors.

2. Summary of Significant Accounting Policies

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Cash Equivalents

For purposes of the statement of cash flows, the Company considers all highly liquid investments purchased with an initial maturity of three months or less to be cash equivalents.

Income Taxes

The Company has elected S corporation status for federal and state income tax purposes, whereby the corporate income or loss is reported on the personal return of the shareholder.

3. Concentration of Credit Risk

The Company's financial instruments that are potentially exposed to concentrations of credit risk consist primarily of cash. The Company places its cash with a quality financial institution. As a consequence, management considers its credit risk to be limited.

4. Commitment

The Company leases office space on a month to month basis.

5. Net Capital Requirements

As a broker-dealer, the Company is subject to the SEC's uniform net capital rule 15c3-1. The rule requires that the Company maintain minimum net capital, as defined, of the greater of $5,000 or 6-2/3% of aggregate indebtedness, as defined. Net capital and aggregate indebtedness change from day to day, but as of December 31, 2007, the Company had net capital of $11,771 which was $6,771 in excess of its required net capital. The Company's net capital ratio was 1.10 to 1.

Supplemental Information

Newport Capital, Inc.

Computation of Net Capital Under
Securities and Exchange Commission Rule 15C3-1

December 31, 2007

Total stockholders' equity qualified as net capital	$ 11,771
Minimum net capital requirement - 6-2/3% of aggregate indebtedness, or $5,000, whichever is greater	5,000
Excess of net capital over minimum requirement	6,771
Total aggregate indebtedness liabilities	13,000
Percentage of aggregate indebtedness to net capital	110.44%

RECONCILITAION OF COMPUTATION OF NET CAPITAL
UNDER SECURITIES AND EXCHANGE COMMISSION RULE 15C3-1

There is no material difference between the above calculation included in the Company's unaudited FOCUS report as of December 31, 2007.

Newport Capital, Inc.

Computation of Reserve Requirements
under Exhibit A of Securities and Exchange Commission Rule 15c-3

December 31, 2007

The firm is engaged in a general securities business and carried no customer accounts on its books. All customer transactions are cleared through another stock brokerage firm on a fully disclosed basis.

Schedule Relating to the Possession or Control Requirements
under Securities and Exchange Commission Rule 15c-3

December 31, 2007

The firm is engaged in a general securities business and carried no customer accounts on its books. All customer transactions are cleared through another stock brokerage firm on a fully disclosed basis and the firm does not have possession of customer securities.

Supplementary Report
of Independent Auditors

O'Connor Davies Munns & Dobbins, llp
ACCOUNTANTS AND CONSULTANTS

**Independent Auditors' Report on Internal Control Structure
Required by Sec Rule 17a-5**

**The Board of Directors and Shareholder
Newport Capital, Inc.**

In planning and performing our audit of the financial statements and supplemental schedule of Newport Capital, Inc.. (the "Company"), for the year ended December 31, 2007, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company consideration of control activities for safe guarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c-3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliability in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2007, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc. and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

O'Connor Davies Munns & Dobbins, LLP

New York, New York
February 22, 2008

END